SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the fiscal year ended December 31, 1996
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) For the transition period from to

Commission file number 1-9779

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
(Full title of plan)

NIPSCO INDUSTRIES. INC.
(Issuer of the Securities)

5265 Hohman Avenue, Hammond, Indiana  46320-1775
(Address of Principal Executive Office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Bargaining Unit Tax Deferred Savings Plan
 Committee of Northern Indiana Public Service Company:

We have audited the accompanying statements of net assets available for benefits of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



        /s/ Arthur Andersen LLP


Chicago, Illinois
June 20, 1997

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Statements of Net Assets Available for Benefits

                                                December 31,
                                        ------------------------------
                                             1996           1995
                                        =============     ============
Investments, at fair value
(Notes 1 and 2 and Schedule of Assets

Held for Investment Purposes)
Fixed Income Fund                        $ 4,231,525      $ 4,090,072
Company Common Stock Fund                 16,004,510       15,100,995
Equity Fund                               20,544,813       18,365,448
Interest Bearing Cash Fund                 5,247,948        4,799,480
Growth and Income Fund                     8,154,867        4,517,172
Overseas Fund                                657,911          247,108
                                         ------------     ------------
     Total Investments                   $54,841,574      $47,120,275
Loans to Participants (Note 1)             1,038,668          875,719
                                         ------------     ------------
Net Assets Available for Benefits        $55,880,242      $47,995,994
                                         ============     ============

The accompanying notes to financial statements are an integral part of these statements.

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1996


                                             Fixed           Company
                                             Income          Common
                                             Fund            Stock Fund
                                          ==========        ==========
Net Assets Available for
Benefits,
  Beginning of year                        $ 4,090,072    $15,100,995
                                           -----------    -----------
Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                   411,167      1,426,988
  Contributions from employer
    (Note 1)                                      -           158,260
  Investment Income                            278,103        666,171
  Net unrealized appreciation
  (depreciation) in fair value
  of investments (Note 2)                     (113,653)       593,417
  Net realized gain (loss) on
    disposition of investments
    (Note 2)                                   (18,648)       (65,016)
Benefits paid to participants

    (Note 1)                                  (151,387)      (831,604)
  Transfers of participants'
    balances, net (Note 1)                    (254,338)      (966,431)
  Transfers to/from loan
    fund, net (Note 1)                          (6,448)       (33,977)
  Interest on participant loans                  3,946         26,903
  Other                                         (7,289)       (71,196)
                                           ------------  -------------
    Total Changes in Net Assets
    Available for Benefits                     141,453        903,515
                                           ----------    -------------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $ 4,231,525    $16,004,510
                                           ============   ============


                                                         Interest
                                           Equity        Bearing
                                           Fund          Cash Fund
                                         =============   =============
Net Assets Available for
Benefits,
  Beginning of year                        $18,365,448    $ 4,799,480
                                         -------------   -------------

Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                 1,823,759        524,002
  Contributions from employer
    (Note 1)                                     -               -
  Investment Income                          3,085,555        253,756
  Net unrealized appreciation
    (depreciation) in fair value
    of investments (Note 2)                   (661,215)          -
  Net realized gain (loss)on
    disposition of investments
    (Note 2)                                  (247,314)          -
  Benefits paid to participants
    (Note 1)                                  (581,595)      (330,321)
  Transfers of participants'
    balances, net (Note 1)                  (1,091,913)        (5,064)
  Transfers to/from loan
    fund, net (Note 1)                        (116,916)       (20,367)
  Interest on participant loans                 23,155          8,923
  Other                                        (54,151)        17,539
                                           ------------  --------------
    Total Changes in Net Assets              2,179,365        448,468

    Available for Benefits                 ------------  -------------

NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $20,544,813    $ 5,247,948
                                           ============   ===========

                                          Growth and
                                          Income          Overseas
                                          Fund            Fund
                                          =============   =============
Net Assets Available for
Benefits,
  Beginning of year                        $ 4,517,172    $   247,108
                                          -------------   -------------

Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                   735,264         61,619
  Contributions from employer
    (Note 1)                                    -                 -
  Investment Income                            363,735         39,881
  Net unrealized appreciation
    (depreciation) in fair value
    of investments (Note 2)                    704,105         12,669
  Net realized gain (loss) on
  disposition of investments
  (Note 2)                                     108,811          6,020
  Benefits paid to participants
    (Note 1)                                  (300,118)       (12,651)
  Transfers of participants'
    balances, net (Note 1)                   2,026,056        291,690
  Transfers to/from loan
    fund, net (Note 1)                          (5,926)        10,693
  Interest on participant loans                  5,961            882
  Other                                           (193)           -
                                          -------------   -------------
    Total Changes in Net Assets
    Available for Benefits                   3,637,695        410,803
                                          -------------   -------------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $ 8,154,867    $   657,911
                                           ===========    ============



                                             Loan

                                             Fund            Total
                                          ==========        ==========
Net Assets Available for
Benefits,
  Beginning of year                        $  875,719     $47,995,994
                                          -----------    ------------
Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                      -         4,982,799
  Contributions from employer
    (Note 1)                                      -           158,260
  Investment Income                               -         4,687,201
  Net unrealized appreciation
    (depreciation) in fair value
    of investments (Note 2)                       -           535,323
  Net realized gain (loss)
  on disposition of investments
  (Note 2)                                        -          (216,147)
  Benefits paid to participants
    (Note 1)                                   (9,992)     (2,217,668)
  Transfers of participants'
    balances, net (Note 1)                        -              -
  Transfers to/from loan
    fund, net (Note 1)                         172,941            -
  Interest on participant loans                                69,770
  Other                                                      (115,290)
                                           -----------   ------------
    Total Changes in Net Assets
    Available for Benefits                     162,949      7,884,248
                                           -----------    -----------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $ 1,038,668    $55,880,242
                                           ===========    ===========

The accompanying notes to financial statements are an integral part of this statement.


Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1995
                                             Fixed           Company
                                             Income          Common

                                             Fund            Stock Fund
                                          ============    ============
Net Assets Available for
Benefits,
  Beginning of year                        $ 3,581,738    $11,263,686
                                           -----------    -----------
Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                   428,197      1,245,370
  Contributions from employer
    (Note 1)                                      -           138,056
  Investment Income                            242,354        603,582
  Net unrealized appreciation
    in fair value of investments
    (Note 2)                                   191,377      3,131,593
  Net realized gain on disposition
    of investments (Note 2)                     23,156        136,636
  Benefits paid to participants
    (Note 1)                                  (342,124)      (721,638)
  Transfers of participants'
    balances, net (Note 1)                      (4,085)      (664,012)
  Transfers to/from loan
    fund, net (Note 1)                          (16,597)      (16,816)
  Interest on participant loans                  4,491         20,114
  Other                                        (18,435)       (35,576)
                                              ----------    -----------
    Total Changes in Net Assets
    Available for Benefits                     508,334      3,837,309
                                              ----------    -----------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $ 4,090,072    $15,100,995
                                           ===========    ===========

                                                         Interest
                                           Equity        Bearing
                                           Fund          Cash Fund
                                           ===========   =============
Net Assets Available for
Benefits,
  Beginning of year                        $13,001,051    $ 4,036,245
                                           -----------    -----------

Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                 1,640,912        520,008

  Contributions from employer
    (Note 1)                                     -               -
  Investment Income                          1,058,173        253,505
  Net unrealized appreciation
    in fair value of investments
    (Note 2)                                 3,197,307           -
  Net realized gain on disposition
    of investments (Note 2)                    565,817           -
  Benefits paid to participants
    (Note 1)                                  (630,293)      (517,729)
  Transfers of participants'
    balances, net (Note 1)                    (405,615)       543,698
  Transfers to/from loan
    fund, net (Note 1)                         (32,330)       (39,832)
  Interest on participant loans                 15,649          6,409
  Other                                        (45,223)        (2,824)
                                           ------------   ------------
    Total Changes in Net Assets              5,364,397        763,235
    Available for Benefits                 ------------   ------------


NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $18,365,448    $ 4,799,480
                                           ===========    ===========

                                           Growth and
                                           Income         Overseas
                                           Fund           Fund
                                           ===========    =============
Net Assets Available for
Benefits,
  Beginning of year                        $ 2,702,297    $   -
                                           -----------    -----------
Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                   552,241         39,324
  Contributions from employer
    (Note 1)                                    -                 -
  Investment Income                            215,978          5,370
  Net unrealized appreciation
    in fair value of investments
    (Note 2)                                   687,531         11,245
  Net realized gain on disposition
    of investments (Note 2)                    180,447          3,319
  Benefits paid to participants
    (Note 1)                                  (112,999)           -
  Transfers of participants'
    balances, net (Note 1)                     318,957        211,057

  Transfers to/from loan
    fund, net (Note 1)                          (5,548)       (23,385)
  Interest on participant loans                  7,045            178
  Other                                        (28,777)           -
                                           ------------   -------------
    Total Changes in Net Assets
    Available for Benefits                   1,814,875        247,108
                                           -----------    -----------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $ 4,517,172    $   247,108
                                           ===========    ===========

                                             Loan
                                             Fund            Total
                                          ==========        ==========
Net Assets Available for
Benefits,
  Beginning of year                        $   751,515     $35,336,532
                                           -----------    -----------
Changes in Net Assets
Available for Benefits:
  Contributions from participants
    (Note 1)                                      -         4,426,052
  Contributions from employer
    (Note 1)                                      -           138,056
  Investment Income                               -         2,378,962
  Net unrealized appreciation
    in fair value of investments
    (Note 2)                                      -         7,219,053
  Net realized gain on disposition
    of investments (Note 2)                       -           909,375
  Benefits paid to participants
    (Note 1)                                  (10,304)     (2,335,087)
  Transfers of participants'
    balances, net (Note 1)                        -              -
  Transfers to/from loan
    fund, net (Note 1)                         134,508           -
  Interest on participant loans                   -            53,886
  Other                                           -          (130,835)
                                           -----------    ------------
    Total Changes in Net Assets
    Available for Benefits                     124,204      12,659,462
                                           -----------    -------------
NET ASSETS AVAILABLE FOR
BENEFITS,
  End of year                              $   875,719    $47,995,994
                                           ===========    ===========


The accompanying notes to financial statements are an integral part of this statement.

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Notes to Financial Statements

(1) Description of the Plan
The following brief description of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

(a) General -
The Plan was established on October 1, 1987. It is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is available to all active bargaining unit employees of Northern Indiana Public Service Company (the Company) who have been employed by the Company for at least six consecutive months. There were 1,987 participants in the Plan as of December 31, 1996.

(b) Plan Administration -
The Company serves as administrator and sponsor of the Plan as those terms are used in ERISA. The Company maintains an administrative committee appointed by the Board of Directors which has the responsibility to assist the Company in administering the Plan. The Company has entered into a trust agreement dated October 10,1987 with Fidelity Management Trust Company (the
Trustee) of Boston, Massachusetts, pursuant to which the Trustee holds the Plan's assets and executes investment transactions.

(c) Investment Funds -
There are six investment alternatives available for the investment of contributions to the Plan. The interest bearing cash fund, which is invested in Fidelity's Retirement Money Market Fund, offers a fixed interest return for a stated period of time. The equity fund is a pooled account which invests in Fidelity's Magellan Fund and seeks capital appreciation by investing primarily in common stock and securities convertible into common stock. The fixed income fund invests in corporate and government bonds through Fidelity's Intermediate Bond Fund. The Company common stock fund invests solely in common shares of NIPSCO Industries, Inc., the parent company of Northern Indiana Public Service Company. The overseas fund is a pooled account which invests in Fidelity's Overseas Fund. The growth and income fund is a pooled account which invests in Fidelity's Growth and Income Fund. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds through direct communication with the Trustee on a daily basis, excluding the Company common stock fund, for which transfers can be made on a quarterly basis. Company matching contributions must be invested in the Company common stock fund.


(d) Employee Contributions -
A participant may elect to enter into a written salary reduction agreement with the Company on a before-tax and an after-tax basis. The terms of any such agreement shall provide that the participant consents to a reduction in salary from the Company, in whole dollar or percentage - based amounts not less that $10 or 1% of gross compensation per pay period, respectively, or in lump sum amounts from bonuses, provided that any participant's after-tax reduction does not exceed 10% of gross compensation and the participant's total reduction does not exceed 20% of gross compensation in accordance with the Plan's provisions. Individual tax deferred contributions were limited to $9,500 in 1996.

(e) Employer Matching Contributions
A participant will receive a matching contribution from the Company equal to 1/9 th of his or her pre-tax contribution invested in the Company common stock fund. Matching contributions must remain invested in the Company common stock fund until final distribution. Matching contributions are not available for a hardship withdrawal or a loan but may be used to determine the amount available for a loan.

(f) Payment of Benefits -
Except for certain withdrawal rights under the Plan, distribution of Plan benefits is made commencing no earlier than the participant's retirement on or after age 65, disability, death or other termination of employment.
All distributions from a participant's account shall be made in a lump sum amount of cash, except that a participant or beneficiary may elect a distribution from the portion of his or her account invested in the Company common stock fund to be in whole shares of common stock, with cash being paid for the remaining fractional share.
The payment of benefits is to begin within four months after termination.
For account balances less than or equal to $3,500, the amount will be paid in a lump sum as soon as practicable, in full satisfaction and release of all further rights of the participant to receive any benefits under the Plan. For balances greater than $3,500 no payments can begin at any time prior to the first to occur of the participant's 65th birthday or death, without the participant's written consent. Participants who do not consent to a distribution of benefits shall be entitled to request a distribution of the entire balance, at any time prior to the first to occur of the participant's 65th birthday and the date of the participant's death by written instrument delivered to the administrative committee at least 90 days prior to the valuation date as to which the distribution is to be determined. Certain withdrawals can be made prior to termination of employment in the event of financial hardship or after age 59 1/2. After-tax contributions can be withdrawn at any time.

(g) Vesting -
The interest of a participant or a former participant in his or her tax deferred and after-tax contribution account, including the Company matching portion, shall at all times be non-forfeitable and fully vested.

(h) Loans to Participants -
Loan provisions in the Plan enable participants to borrow against the tax deferred balances in their accounts in accordance with the following guidelines:

Participant's                        Maximum Amount
Account Balance                         of Loan
$2,000 - $100,000                 50% of account balance
                                  not less than $1,000

$100,000 and over                 $50,000

No loans may be made from after-tax contribution accounts. Applicants must have participated in the Plan for at least one year to be eligible for a loan. The repayment period may not exceed five years unless the loan is used for the participant's residence, subject to certain restrictions. The interest rate is based on the prevailing rate charged by a commercial lender, subject to review periodically by the administrative committee. The range of interest rates on loans outstanding at December 31, 1996 is 6.0% to 10.0%.

(i) Administrative Expenses -
Administrative expenses of the Plan are paid by the Company.

(2) Summary of Significant Accounting Policies

(a) Method of Accounting -
The financial statements of the Plan have been prepared on the accrual basis.

(b) Investment Valuation -
The assets invested in the Company common stock fund, the equity fund, the growth and income fund, the fixed income fund and the overseas fund are stated at fair value. The interest bearing cash fund is valued at cost, which approximates fair value.
Realized and unrealized gains and losses are calculated as the difference between fair value at the beginning of the year, or date of purchase if subsequent to the beginning of the year, and fair value at date of sale or year-end, respectively.

(c) Use of Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Tax Status
The Plan obtained its latest determination letter on January 28, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

(4) Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right under the Plan agreement to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amounts then credited to his or her account shall continue to be non-forfeitable.

(5) Plan Amendment
The Plan was amended effective October 1, 1996 to entitle part-time employees to participate in the Plan.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President of Human Resources of Northern Indiana Public Service Company, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
(Name of Plan)



BY:    /s/  Owen Johnson
       Vice President of Human Resources
       Northern Indiana Public Service Company



Date:  June 30, 1997

Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Question 27(a)-Schedule of Assets Held for Investment Purposes
As of December 31, 1996
Plan 003
Employer ID #35-0552990

                              Share                             Fair
Investments                   Balance     Price    Cost         Value
==========================    =========   ======  ===========   ===========
Fidelity Intermediate
  Bond Fund (b)              $  419,794   $10.08  $ 4,289,265   $ 4,231,525
NIPSCO Industries, Inc.
  Common Shares (a)(b)          403,899    39.62    8,082,258    16,004,510
Fidelity Magellan Fund (b)      254,740    80.65  $17,637,517    20,544,813
Retirement Money
  Market Fund(b)              5,247,948     1.00    5,247,948     5,247,948
Fidelity Growth and
  Income Fund (b)               265,372    30.73    6,654,944     8,154,867
Fidelity Overseas Fund (b)       21,333    30.84      631,105       657,911
                                                    ---------     ---------
  Total Investments                               $42,543,037   $54,841,574
                                                  -----------   -----------
Loans to Participants (c)                               -         1,038,668
                                                  -----------   -----------
  Total Assets Held for Investment                $42,543,037   $55,880,242

(a) Excludes cost of shares transferred from the NIPSCO Industries, Inc.
Employee Stock Purchase Plan in 1989.
(b) Party-in-interest transactions.
(c) The range of interest rate on loans outstanding at December 31, 1996 is 10%-highest and 6%-lowest.

The accompanying notes to financial statements are an integral part of this schedule.


Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Question 27(d)-Schedule of Reportable Transactions(a)
For the Year Ended December 31, 1996
Plan 003
Employer ID #35-0552890

Description of          Number of  Purchase   Selling    Cost        Realized
Transactions            Trans-     Price      Price      of Asset    Gain
                        actions
======================  =========  ========   =========  ========    =========
Fidelity Growth
and Income Fund(b)
  Purchases             184        $4,239,258 $  -       $4,239,258  $  -
  Sales                  63             -      1,414,479  1,300,320   114,159
NIPSCO Industries, Inc.
Common Shares(b)
  Purchases              79         2,516,576    -        2,516,576     -
  Sales                  46            -       2,141,461  1,296,491   844,970
Fidelity Magellan
Fund(b)
  Purchases             169         5,872,990    -        5,872,990     -
  Sales                 110            -       2,785,096  2,550,171   234,925
Retirement Money
Market Fund(b)
  Purchases             141         2,854,662     -       2,854,662     -
  Sales                 149             -      2,406,194  2,406,194     -

(a) This schedule includes series of transactions involving securities of the same issue which in the aggregate, amount to more than 5% of the current value of Plan assets at the beginning of the Plan year.
(b) Party-in-interest transactions.

The accompanying notes to financial statements are an integral part of this schedule.